Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

As Representative of the several Underwriters

February 10, 2012

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fifth Street Finance Corp.
Post-Effective Amendment No. 9 to Registration Statement on Form N-2 (File No. 333-166012)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Credit Suisse Securities (USA) LLC, as representative of the several underwriters, hereby joins in the request of Fifth Street Finance Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on February 10, 2012 at 4:00 p.m., New York City time, or as soon as practicable thereafter.

Very truly yours,

Credit Suisse Securities (USA) LLC

By:	/s/ Gilbert Dychiao
Name: Gilbert Dychiao
Title: Director

As representative of the Underwriters